UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                         13A-16 OR 15d-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934


                              FOR MAY 5, 2005.

                       COMMISSION FILE NUMBER 1-11284

                                NORANDA INC.
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                    Form 20-F ___  Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
                    Yes      No  X
                        ---     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                    Yes      No  X
                        ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes      No  X
                        ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1: Press Release issued May 4, 2005 entitled "Reminder - Noranda Bid for Falconbridge Common Shares Expires May 5, 2005 at 8:00 p.m."

The foregoing document shall also be deemed filed under the Securities Exchange Act of 1934 and incorporated by reference into the registrant's Registration Statement on Form F-8 (File No. 333-123547).

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                NORANDA INC.
                                (Registrant)


May 5, 2005              By:   /s/ Stephen K. Young
                               ------------------------------------------------
                               Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

Exhibit 99.1: Press Release issued May 4, 2005 entitled "Reminder - Noranda Bid for Falconbridge Common Shares Expires May 5, 2005 at 8:00 p.m."